

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Kabir Nath
Chief Executive Officer
COMPASS Pathways plc
33 Broadwick Street
London W1F 0DQ
United Kingdom

> **Re: COMPASS Pathways plc**
> **Registration Statement on Form S-3**
> **Filed September 8, 2023**
> **File No. 333-274436**

Dear Kabir Nath:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin Marsh